AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 20, 2000

                               AMENDMENT NO. 1 TO
                                   SCHEDULE TO
                             TENDER OFFER STATEMENT

    UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                                  MEDQUIST INC.
                            (NAME OF SUBJECT COMPANY)

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                            (NAME OF FILING PERSONS)

                                  COMMON STOCK,
                                  NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    584949101
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 ERIC COUTINHO,
                          DIRECTOR AND DEPUTY SECRETARY
                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                                LEGAL DEPARTMENT
                                5600 JB EINDHOVEN
                                 THE NETHERLANDS
                                 31 20 597 7235
          (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED TO
         RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                 with a copy to:

                             STEPHEN M. KOTRAN, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                          NEW YORK, NEW YORK 10004-2498
                                 (212) 558-4000

--------------------------------------------------------------------------------

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
|X|      third-party tender offer subject to Rule 14d-1.
|_|      issuer tender offer subject to Rule 13e-4.
|_|      going-private transaction subject to Rule 13e-3.
|_|      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO, dated June 1, 2000, relating to the offer by Koninklijke Philips Electronics N.V., a company incorporated under the laws of the Netherlands ("Royal Philips"), to purchase 22,250,327 shares of common stock, no par value (the "Shares"), of MedQuist Inc., a New Jersey corporation ("MedQuist"), at a price of $51 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 1, 2000 (the "Offer to Purchase"), a copy of which was attached as Exhibit (a)(1) to Schedule TO, and in the related Letter of Transmittal, a copy of which was attached thereto as Exhibit (a)(2).

ITEM 2.  SUBJECT COMPANY INFORMATION.

         Section 8 -- "Certain Information Concerning MedQuist" of the Offer to Purchase is amended in its entirety to read as follows:

8.   CERTAIN INFORMATION CONCERNING MEDQUIST.

         MedQuist has its principal executive offices at Five Greentree Centre, Suite 311, Marlton, New Jersey 08053. The telephone number of MedQuist at such location is (856) 596-8877. MedQuist, which was incorporated in 1984, is the leading national provider of medical transcription services, a key component in the provision of healthcare services. Transcription is the process by which dictation is converted into an electronic medical report. The timely production of accurate reports is necessary for patient care and for healthcare providers to receive reimbursement.

         Through MedQuist's approximately 8,000 transcriptionists, proprietary software, sophisticated digital dictation equipment and ability to interface with healthcare providers' computer systems, MedQuist provides customized solutions to shorten customers' billing cycles and reduce their overhead and other administrative costs. In addition to hospital medical records departments, MedQuist's target markets include patient care departments, such as radiology, emergency rooms, oncology, pathology, pediatrics and cardiology departments, health maintenance organizations, physician practice groups and out-patient clinics.

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

         MedQuist serves approximately 2,300 clients through 68 client service centers nationwide. Due to the large number of trained transcriptionists and MedQuist's ability to allocate work among them efficiently, MedQuist believes that it is able to reduce the production turnaround times for transcribed medical reports. An in-house staff or small transcription company cannot generally achieve these efficiencies to the extent MedQuist can.

         As a result of internal growth and acquisitions, MedQuist's revenues have increased from $61.5 million in 1996 (before restatement for acquisitions accounted for as pooling of interests) to $330 million in 1999.

         Set forth below is certain summary consolidated financial information for each of MedQuist's last three fiscal years for the period ended December 31, 1999 as contained in MedQuist's 1999 Annual Report to Shareholders, and incorporated by reference in its Annual Report on Form 10-K, as well as unaudited financial information for the period ended March 31, 2000 as contained in MedQuist's Quarterly Report on Form 10-Q. More comprehensive financial information is included in such reports (including management's discussion and analysis of financial condition and results of operation) and other documents filed by MedQuist with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC and the Nasdaq Stock Market in the manner set forth below.

                                  MEDQUIST INC.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                  THREE MONTHS
                                                      ENDED
                                                 MARCH 31, 2000            YEAR ENDED DECEMBER 31,
                                                 --------------        --------------------------------
                                                   (UNAUDITED)         1999          1998          1997
                                                                       ----          ----          ----
INCOME STATEMENT DATA:

     Revenues.............................           $92,512         $330,008      $271,655      $216,158
     Income before income taxes...........            23,720           67,644        11,657        14,026
     Net income...........................            14,232           40,205         3,185         8,733
     Net income per common share:
         Basic............................              0.40             1.14          0.10          0.28
         Diluted..........................              0.39             1.09          0.09          0.26
BALANCE SHEET DATA (AT PERIOD END):
     Current assets.......................           138,308          143,760        75,084        63,795
     Total assets.........................           298,486          302,183       187,311       173,773
     Current liabilities..................            41,874           44,406        33,232        27,187
     Total shareholders' equity...........           255,444          256,536       151,186       131,373

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

         Except as otherwise set forth herein, the information concerning MedQuist contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. Although Royal Philips and the Dealer Manager have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue, Royal Philips and the Dealer Manager cannot take responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by MedQuist to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Royal Philips or the Dealer Manager.

         OTHER FINANCIAL INFORMATION. During the course of the discussions and information exchange between Royal Philips and MedQuist that led to the execution of the Tender Offer Agreement, MedQuist provided Royal Philips and its financial advisors with certain information and projections about MedQuist and its historical and projected future financial performance which is not publicly available. The information provided included the following:

                                                                   YEAR ENDED DECEMBER 31,
                                                 2000P        2001P        2002P         2003P        2004P
                                                            (IN MILLIONS, EXCEPT PER SHARE DATA)

Revenues................................       $   397.7    $   477.3    $   572.8     $   686.8    $   848.8
EBIT....................................            85.9        105.5        127.8         154.7        187.1
Net Income..............................            52.6         64.9         79.8          98.0        120.0
EPS.....................................       $    1.41    $    1.70    $    2.03     $    2.43    $    2.91

         The information set forth above is based on various assumptions, including, among other things: (i) total revenue growth (including base business and acquisitions) of approximately 20% annually; (ii) EBITDA margins of 27.3% in 2000 and 27.7% in 2001 and thereafter; and (iii) a tax rate of approximately 40%.

         MEDQUIST HAS ADVISED ROYAL PHILIPS THAT IT DOES NOT AS A MATTER OF COURSE DISCLOSE PROJECTIONS AS TO FUTURE REVENUES, EARNINGS OR OTHER INCOME STATEMENT DATA AND THE PROJECTIONS WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE. IN ADDITION, THE PROJECTIONS WERE NOT PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, OR WITH A VIEW TO COMPLIANCE WITH THE PUBLISHED GUIDELINES OF THE SEC OR THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS, WHICH WOULD REQUIRE A MORE COMPLETE PRESENTATION OF THE DATA THAN IS SHOWN ABOVE. THE PROJECTIONS HAVE NOT BEEN EXAMINED, REVIEWED OR COMPILED BY MEDQUIST'S INDEPENDENT AUDITORS, AND ACCORDINGLY THEY HAVE NOT EXPRESSED AN OPINION OR ANY OTHER ASSURANCE ON IT. THE FORECASTED INFORMATION IS INCLUDED HEREIN SOLELY BECAUSE SUCH INFORMATION WAS FURNISHED TO ROYAL PHILIPS AND ITS FINANCIAL ADVISORS PRIOR TO THE OFFER. ACCORDINGLY, NEITHER ROYAL PHILIPS NOR ANY OF ITS DIRECTORS, OFFICERS, AFFILIATES, FINANCIAL ADVISOR OR ANY OTHER REPRESENTATIVE OF ROYAL PHILIPS IS MAKING ANY REPRESENTATION WITH RESPECT TO, OR ASSUMING ANY RESPONSIBILITY FOR, THE ACCURACY OR RELIABILITY OF SUCH PROJECTIONS. IN ADDITION, BECAUSE THE ESTIMATES AND

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

ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE INHERENTLY SUBJECT TO SIGNIFICANT ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT ACCURATELY AND ARE BEYOND THE CONTROL OF MEDQUIST AND ROYAL PHILIPS, THERE CAN BE NO ASSURANCE THAT RESULTS SET FORTH IN THE ABOVE PROJECTIONS WILL BE REALIZED AND IT IS EXPECTED THAT THERE WILL BE DIFFERENCES BETWEEN ACTUAL AND PROJECTED RESULTS, AND ACTUAL RESULTS MAY BE MATERIALLY HIGHER OR LOWER THAN THOSE SET FORTH ABOVE.

         AVAILABLE INFORMATION. MedQuist is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning MedQuist's directors and officers, their remuneration, stock options granted to them, the principal holders of MedQuist's securities, any material interests of such persons in transactions with MedQuist and other matters is required to be disclosed in proxy statements distributed to MedQuist's shareholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC's offices at 450 Fifth Street, N.W., Washington, D.C. 20549 and also should be available for inspection and copying at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611. Copies may be obtained by mail, upon payment of the SEC's customary charges, by writing to its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and can be obtained electronically on the SEC's Website at http://www.sec.gov.

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Section 12 -- "Source and Amount of Funds" of the Offer to Purchase is amended in its entirety to read as follows:

         Royal Philips estimates that the total amount of funds required to purchase 22,250,327 Shares pursuant to the Offer and to pay related fees and expenses will be approximately $1.1 billion. Royal Philips presently intends to finance the Offer with cash on hand and cash flow from existing businesses. Royal Philips has not made any alternative financing arrangements or alternative financing plans.

ITEM 4.   TERMS OF THE TRANSACTION.

         Section 13 -- "Certain Conditions to the Offer" of the Offer to Purchase is amended in its entirety to read as follows:

13.      CERTAIN CONDITIONS OF THE OFFER.

         Notwithstanding any other provision of the Offer and provided that Royal Philips is not obligated to accept for payment any Shares until expiration of all applicable waiting periods under the HSR Act, Royal Philips is not required to accept for payment

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

or pay for, or may delay the acceptance for payment of or payment for, any tendered Shares, or may, in its sole discretion, terminate or amend the Offer as to any Shares not then paid for if less than 22,250,327 Shares are properly and validly tendered pursuant to the Offer and not withdrawn prior to the expiration of the Offer, or, if on or after May 22, 2000, and at or before the time of the Expiration Date, any of the following events occurs:

                  (a) MedQuist breaches or fails to perform in any material respect any of its obligations, covenants or agreements under the Tender Offer Agreement or any representation or warranty of MedQuist set forth in the Tender Offer Agreement which is qualified by "Company Material Adverse Effect" was inaccurate or incomplete as so qualified when made or thereafter has become inaccurate or incomplete as so qualified, or any representation or warranty of MedQuist set forth in the Tender Offer Agreement which is not qualified by "Company Material Adverse Effect" was inaccurate or incomplete in any material respect when made or thereafter becomes inaccurate or incomplete in any material respect;

                  (b) there is instituted or pending any action, litigation, proceeding, investigation or other application (an "Action") before any court or other governmental entity by any governmental entity or by any other person, domestic or foreign (it being understood that, with respect to any Action by any person other than a governmental entity, this clause (b) will only apply to bona fide Actions that are reasonably likely to be successful on the merits): (i) challenging the acquisition by Royal Philips of Shares, seeking to restrain or prohibit the consummation of the transactions contemplated by the Offer or seeking to obtain any material damages in connection with the transactions contemplated by the Offer; (ii) seeking to prohibit, or impose any material limitations on, Royal Philips' ownership or operation of all or any portion of their or MedQuist's business or assets (including the business or assets of their respective affiliates and subsidiaries), or to compel Royal Philips to dispose of or hold separate all or any portion of Royal Philips' or MedQuist's business or assets (including the business or assets of their respective affiliates and subsidiaries) as a result of the transactions contemplated by the Offer; (iii) seeking to make the acceptance for payment, purchase of, or payment for, some or all of the Shares illegal or render Royal Philips unable to, or result in a delay (other than an immaterial delay) in, or restrict (other than immaterially), the ability of Royal Philips to accept for payment, purchase or pay for some or all of the Shares; (iv) seeking to impose material limitations on the ability of Royal Philips effectively to acquire or hold or to exercise full rights of ownership of the Shares including, without limitation, the right to vote the Shares purchased by them on an equal basis with all other Shares on all matters properly presented to the shareholders; or (v) that, in any event, in the reasonable judgment of Royal Philips, is reasonably likely to have a Company Material Adverse Effect or have a material adverse effect on the value of the Shares to Royal Philips or the benefits expected to be derived by Royal Philips as a result of consummation of the transactions contemplated by the Offer;

                  (c) any statute, rule, regulation, order or injunction is enacted, promulgated, entered, enforced or deemed applicable to the Offer, or any other action has been taken, proposed or threatened, by any court or other governmental entity other than the application to the Offer of waiting periods under the HSR Act, that could, directly or indirectly, be reasonably expected to result in any of the effects of, or have any of the consequences sought to be obtained or achieved in, any Action referred to in clauses (i) through (v) of paragraph (b) above;

                  (d) there has occurred a Company Material Adverse Effect or any occurrence or event has occurred that is reasonably likely to result in a Company Material Adverse Effect;

                  (e) the board of directors of MedQuist (or a special committee thereof) has amended or modified in a manner adverse to Royal Philips its approval or recommendation of the Offer, has withdrawn such recommendation or has approved or recommended any other Acquisition Proposal, or has resolved to do any of the foregoing;

                  (f) the Tender Offer Agreement is terminated by MedQuist or Royal Philips in accordance with its terms, or Royal Philips reaches an agreement or understanding in writing with MedQuist providing for termination;

                  (g) any of the Employment Agreements are terminated or repudiated by the executive a party thereto, except as may result from the death or disability of such executive;

                  (h) MedQuist terminates or repudiates the License Agreement;

                  (i) any of the Shareholder Agreements are terminated or repudiated by the shareholder a party thereto; or

                  (j) MedQuist terminates or repudiates the Governance
         Agreement;

which, in the good faith reasonable judgment of Royal Philips, in any such case, and regardless of the circumstances (including any action or inaction by Royal Philips other than a material breach of the Tender Offer Agreement) giving rise to any such conditions, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payment for Shares. Notwithstanding the foregoing, Royal Philips will not accept Shares for payment upon expiration of the Offer while any condition to the Offer remains unsatisfied or unwaived.

         The foregoing conditions are for the sole benefit of Royal Philips and may be asserted by Royal Philips regardless of the circumstances (including any action or inaction by Royal Philips other than a material breach of this Agreement) giving rise to such condition or may be waived by Royal Philips, in its sole discretion, by express and specific action to that effect, in whole or in part at any time and from time to time.

ITEM 11.   ADDITIONAL INFORMATION.

         On June 14, 2000, the Federal Trade Commission granted Royal Philips early termination of the waiting period imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                               KONINKLIJKE PHILIPS ELECTRONICS N.V.

                                    By: /s/ A. Baan
                                       ---------------------------
                                    Name:   A. Baan
                                    Title:  Executive Vice President
                                            Royal Philips Electronics


                                    By: /s/ J. H. M. Hommen
                                       ---------------------------
                                    Name:   J. H. M. Hommen
                                    Title:  Executive Vice President
                                            Royal Philips Electronics





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